NOTICE OF SPECIAL MEETING

TO THE HOLDERS OF COMMON SHARES OF SOUTHWESTERN RESOURCES CORP.:

The Special Meeting (the "Meeting") of shareholders of Southwestern Resources Corp. (the "Corporation") will be held at 1000, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, on Wednesday, January 23, 2008 at 10:00 a.m. Vancouver time, for the following purposes:

1.
To consider and, if thought fit, ratify and confirm by an ordinary resolution a shareholders' rights plan agreement dated as of July 23, 2007, between the Corporation and Computershare Investor Services Inc., as rights agent, as set out in the accompanying management information circular (the "Circular").

2.	To transact such other business as may properly come before the Meeting and any and all adjournments thereof.

The Directors of the Corporation have fixed the close of business on Wednesday, December 19, 2007 as the record date for determining Shareholders who are entitled to attend and vote at the Meeting.  The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who wish to vote at the Meeting (either in person or by proxy) must date, execute and deliver their forms of proxy or voting instructions in accordance with the instructions set forth on the form to the Corporation, c/o Computershare Investor Services Inc. prior to 1:00 p.m. Toronto time (being 10:00 a.m. Vancouver time) on Monday, January 21, 2008.  A self-addressed envelope is enclosed.

DATED at Vancouver, British Columbia, this 19th day of December, 2007.

By order of the Board of Directors

/s/ Thomas W. Beattie

Thomas W. Beattie
Vice President, Corporate Affairs

MANAGEMENT INFORMATION CIRCULAR Dated as of December 19, 2007 SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is furnished in connection with the solicitation of proxies on behalf of management of SOUTHWESTERN RESOURCES CORP. (the "Corporation") for use at the Special Meeting (the "Meeting") of shareholders ("Shareholders" or individually, a "Shareholder") of the Corporation to be held on Wednesday, January 23, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Special Meeting. The cost of solicitation of proxies shall be borne by the Corporation.

The solicitation will be primarily by mail, supplemented by telephone and other means.  The Corporation may retain a proxy solicitation agent in connection with the solicitation of proxies for which the Corporation will pay a fee based on current market rates.  The Corporation may also engage other agents, representatives or investment dealers to solicit proxies.

VOTING BY PROXIES

The form of proxy accompanying this Circular gives discretionary authority to the proxy nominee for any amendments or variations to the matters identified in the Notice of Special Meeting and any other matters which may properly come before the Meeting. On any ballot or poll, the shares of the Corporation represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy for any matter to be acted on. If a choice is not so specified for any such matter, the common shares of the Corporation (the "Shares") represented by a proxy given to management are intended to be voted in favour of the resolutions set out in the proxy. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting other than the persons named in the proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the proxy and striking out the names now designated. Proxies must be delivered to the Corporation, c/o Computershare Investor Services Inc. prior to 1:00 p.m. Toronto time (being 10:00 a.m. Vancouver time) on Monday, January 21, 2008.

Management is not aware of any amendments to the matters to be presented for action at the Meeting or of any other matters to be presented for action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Certain Shareholders (called "Beneficial Holders") of the Corporation may hold their Shares through their brokers, intermediaries, banks, trustees or other persons or a clearing agency such as the Canadian Depositary for Securities Limited (collectively, a "Nominee").

Subject to the discussion below concerning non-objecting beneficial owners, applicable regulatory policy requires Nominees to seek voting instructions from Beneficial Holders in advance of the Meeting. Each Nominee has its own form of proxy, mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their Shares are voted at the Meeting.  In accordance with securities regulatory policy, the Corporation has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to Beneficial Holders.

Nominees are required to forward the Meeting materials to Beneficial Holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the Beneficial Holder.  If you, as a Beneficial Holder, wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.  If you, as a Beneficial Holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Corporation to forward meeting materials directly to "non objecting beneficial owners".  If the Corporation or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding shares on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Non-Objecting Beneficial Owners

There are two kinds of beneficial owners - those who object to their name being made known to the issuers of securities which they own (called "OBOs" or "Objecting Beneficial Owners") and those who do not object to the issuers of the securities they own knowing who they are (called "NOBOs" or "Non-Objecting Beneficial Owners"). The Corporation is able to request and obtain a list of its NOBOs from Nominees from its transfer agent for distribution of proxy-related materials directly to NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions.  Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

REVOCABILITY OF PROXIES

A Shareholder executing and delivering a proxy can revoke it by an instrument in writing signed by the Shareholder, or by his or her attorney authorized in writing, and delivered: (i) to the chair of the Meeting on the day of the Meeting or any adjournment thereof; (ii) to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or (iii) in any other manner provided by law. A proxy is valid only in respect of the Meeting.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Shares. As of the record date, there were an aggregate of 44,922,936 Shares issued and outstanding. All of the Shares are entitled to be voted at the Meeting and on a poll each Share is entitled to one vote.

The record date for determination of the Shareholders entitled to attend and vote at the Meeting is Wednesday, December 19, 2007.

A simple majority of the votes cast at the Meeting is required to approve all matters to be submitted to a vote of Shareholders at the Meeting.

To the knowledge of the Directors and the senior officers of the Corporation and based solely upon a review of the public filings, other than as described below, no one beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of the outstanding Shares. The Directors and the officers of the Corporation as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 1.4% of the issued and outstanding Shares.

Shareholder	Number of Shares Held	Percentage of Issued Shares
John G. Paterson	8,058,250[1]	17.94%
___________________________________
1        Of these shares 7,269,000 (representing 15.99% of the Corporation's outstanding shares) are owned by Global Gold Corporation ("Global"), a private Ontario company the president of which is John G. Paterson, the Corporation's former President.  To the best of the Corporation's knowledge, Global's shares are owned by John G. Paterson (8.21%) and Neil L. Paterson (John G. Paterson's brother) (91.79%).  John G. Paterson exercises voting control over the shares of the Corporation held by Global.

MATTERS TO BE ACTED UPON AT THE MEETING

Shareholder Rights Plan

The Directors adopted and approved a shareholder rights plan agreement dated as of July 23, 2007 between the Corporation and Computershare Investor Services Inc. which became effective the same day (the "Rights Plan").  The Rights Plan was implemented to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid for the Corporation. The Rights Plan is designed, among other things, to prevent a creeping take-over of the Corporation and preserve its ability to obtain the best value for all Shareholders.  Under the terms of the Rights Plan and in accordance with applicable stock exchange rules, Shareholders must vote on a resolution to confirm the adoption of the Rights Plan within six months of the date of the implementation of the Rights Plan and at every third annual meeting of Shareholders of the Corporation thereafter. If the Rights Plan is not so confirmed or reconfirmed by Shareholders, the Rights Plan and the rights issued under the Rights Plan ("Rights") will terminate and cease to be effective.

Objectives of the Rights Plan

The Rights Plan was not adopted or approved in response to any pending or threatened take-over bid, nor to deter take-over bids generally.  As of the date of this Circular, the Directors were not aware of any third party considering or preparing any proposal to acquire control of the Corporation.  The principal objectives of the Rights Plan are to ensure that in the context of a bid for control of the Corporation through an acquisition of the Corporation's Shares, the Directors have sufficient time to consider alternatives for maximizing Shareholder value, to provide adequate time for competing bids to emerge, to ensure that Shareholders have an equal opportunity to participate in such a bid and to give Shareholders adequate time to properly assess the bid and reduce the pressure to tender typically encountered by a security holder of an issuer that is subject to a bid.

In adopting the Rights Plan, the Directors considered the following issues which exist in the current legislative framework governing take-over bids in Canada:

(a)
Time.  Securities legislation permits a take-over bid to expire in 35 days.  The Directors view this period as insufficient to allow Shareholders to adequately consider a take-over bid and to make a reasoned and unhurried decision.  The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and securities tendered or deposited to the bid can only be taken up or paid for if at such date more than 50% of the Shares outstanding held by Independent Shareholders (generally, Shareholders other than the Offeror or Acquiring Person (someone who beneficially owns more than 20% of the outstanding Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person) have been deposited or tendered.  The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate an offer and to provide the Directors with sufficient time to consider alternatives for maximizing Shareholder value.  Those alternatives could include, if deemed appropriate by the Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a restructuring alternative which could enhance Shareholder value.

(b)
Pressure to Tender.  A Shareholder may feel compelled to tender to a bid that the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted securities in the Corporation.  This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares.  The Rights Plan provides a mechanism in the Permitted Bid provision which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid.  By requiring that a bid remain open for acceptance for a further ten Business Days following public announcement that more than 50% of the Shares held by Independent Shareholders have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, reducing the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a take-over bid.

(c)
Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which is not available to other securityholders.  In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders.  The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

It is not the intention of the Directors, in implementing the Rights Plan, to secure the continuance of existing Directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of Shareholders.  For example, through the Permitted Bid mechanism, described in more detail in the summary, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Directors.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Directors will continue to be bound to consider fully and fairly any bid for the Corporation's Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights.  In all such circumstances, the Directors must act honestly and in good faith with a view to the best interests of the Corporation.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Shares of the Corporation to requisition a meeting of Shareholders in accordance with the provisions of the Corporation's governing documents and securities legislation, or to enter into agreements with respect to voting their Shares.  The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holders of institutional Shareholders and their clients.

The Rights Plan will not interfere with the day-to-day operations of the Corporation.  The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.  In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of Shares.  However, if a Flip-In Event occurs and the Rights separate from the Shares, as described in the summary, reported earnings per Shares and reported cash flow per Shares on a fully-diluted or non-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the Directors believe that the dominant effect of the Rights Plan will be to enhance Shareholder value and ensure equal treatment of all Shareholders in the context of an acquisition of control of the Corporation.

Recommendation of the Directors

The Directors have determined that it continues to be advisable and in the best interests of the Corporation and its Shareholders that the Corporation have in place the Rights Plan.  Accordingly, the Directors unanimously recommend that the Shareholders vote in favour of the ratification and confirmation of the Rights Plan.  The Directors and senior officers of the Corporation have indicated their intention to vote all Shares held by them in favour of the ratification and confirmation of the Rights Plan.

The Directors reserve the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Directors determine that it would be in the best interests of the Corporation to do so, in light of subsequent developments.

Resolution to Ratify and Confirm the Rights Plan

Shareholder ratification and confirmation of the Rights Plan is required by the terms of the Rights Plan and applicable stock exchange rules.  The following resolution must be approved by a simple majority of the votes cast in favour of the Rights Plan and by a majority of the votes cast in favour of the Rights Plan without giving effect to any Shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding Shares of the Corporation or such Shareholder's affiliates, associates and insiders.

The Shareholders will be asked to ratify and confirm the Rights Plan by ordinary resolution as follows:

1.	The Rights Plan of the Corporation be hereby ratified and confirmed; and

2.
Any Director or officer of the Corporation is authorized to sign and deliver for and on behalf of the Corporation, all such documents and do all such other acts as such officers, or directors may consider necessary or desirable to give effect to the foregoing.

If the resolution is not passed at the Meeting, the Rights Plan will become void and of no further force and effect.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan, a copy of which has been filed on SEDAR at www.sedar.com and is incorporated by reference herein.  The Rights Plan is also available from the Secretary of the Corporation upon written request.  Except as otherwise defined herein, capitalized terms used herein have the meanings ascribed thereto in the Rights Plan.

Issue of Rights

Effective as of July 23, 2007, one Right was issued and is attached to each outstanding Share of the Corporation. One Right will also be issued and attach to each Share of the Corporation (and any other securities or voting interests of the Corporation entitled to vote generally in the election of directors) (collectively, "Shares") issued thereafter, subject to the limitations set forth in the Rights Plan.

Acquiring Person

An Acquiring Person is a person that beneficially owns 20% or more of the outstanding Shares. An Acquiring Person does not, however, include the Corporation or any Subsidiary of the Corporation, or any person that becomes the Beneficial Owner of 20% or more of the Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Shares as a result of, among other things: (i) specified acquisitions of securities of the Corporation; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) specified distributions of securities of the Corporation; (iv) certain other specified exempt acquisitions including for portfolio managers, mutual funds and other similar entities with no present intention to take control of the Corporation; and (v) transactions to which the application of the Rights Plan has been waived by the Directors.

Rights Exercise Privilege

The Rights will separate from the Shares to which they are attached and will become exercisable at the close of business (the "Separation Time") on the tenth business day after the earliest of: (i) the first date of public announcement that a person and/or others associated, affiliated or otherwise connected to such person, or acting in concert with such person, have become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid; and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or such later date as the Directors may determine in good faith. Subject to adjustment as provided in the Rights Plan, each Right will entitle the holder to purchase one Share for an exercise price (the "Exercise Price") equal to $100.

A transaction in which a person becomes an Acquiring Person is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first public announcement of the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price.

Impact Once Rights Plan is Triggered

Upon a Flip-in Event occurring and the Rights separating from the attached Shares, reported earnings per Share on a fully-diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than an Acquiring Person to acquire Shares of the Corporation at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the voting securities of the Corporation other than by way of a Permitted Bid or other than in circumstances where the Rights are redeemed or the Directors waive the application of the Rights Plan.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued on or after July 23, 2007 will bear a legend to this effect. Rights are also attached to Shares outstanding on July 23, 2007, although certificates issued before such date will not bear such a legend.

Prior to the Separation Time, Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and may be traded separately from the Shares.

Permitted Bids

The Rights Plan is not triggered if an offer to acquire Shares would allow sufficient time for the Shareholders to consider and react to the offer and would allow Shareholders to decide to tender or not tender without the concern that they will be left with illiquid Shares should they not tender.

A "Permitted Bid" is a take-over bid where the bid is made by way of a take-over bid circular and: (i) is made to all holders of Shares, other than the offeror, for all of the Shares held by those holders; and (ii) the bid must not permit Shares tendered pursuant to the bid to be taken up until not less than 60 days following the bid and only if, at such time, more than 50% of the Shares held by Shareholders other than the offeror, its affiliates and Persons acting jointly or in concert with the offeror (the "Independent Shareholders") have been tendered pursuant to the take-over bid and not withdrawn and an announcement of such fact was made and the bid remained open for a further ten days from such announcement.

A Permitted Bid is not required to be approved by the Directors and such bids may be made directly to Shareholders. Acquisitions of Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Waiver and Redemption

The Directors may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares. In such event, the Directors shall be deemed to also have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

The Directors may also waive the application of the Rights Plan to an inadvertent Flip-in Event, on the condition that the person who became an Acquiring Person in the Flip-in Event reduces its beneficial ownership of Shares such that it is not an Acquiring Person within 14 days of the determination of the Directors (or any earlier or later time specified by the Directors).

Until the occurrence of a Flip-in Event, the Directors may, at any time prior to the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at $0.00000l per Right. In the event that a person acquires Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Directors have waived the application of the Rights Plan, then the Directors shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Supplements, Amendments and Restatements

Prior to the confirmation of the Rights Plan by Shareholders, the Corporation may, without the approval of holders of Shares or Rights, amend, supplement or restate the Rights Plan in order to make any changes which the Directors acting in good faith may deem necessary or desirable.

Following Shareholder confirmation of the Rights Plan, the Corporation may, without the approval of the holders of Shares or Rights, make amendments: (i) to correct clerical or typographical errors; (ii) to maintain the validity and effectiveness of the Rights Plan as a result of any change in applicable law, rule or regulatory requirement; and (iii) as otherwise specifically contemplated therein. Any amendment referred to in (ii) must, if made before the Separation Time, be submitted for approval to the holders of Shares at the next meeting of Shareholders and, if made after the Separation Time, must be submitted to the holders of Rights for approval.

At any time before the Separation Time, the Corporation may, with prior consent of the Shareholders received at a special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights, whether or not such action would materially adversely affect the interests of the holders of Rights generally.

Confirmation

The Rights Plan must be confirmed by Shareholders who vote in respect of such confirmation at a meeting of Shareholders within six months of the date of implementation of the Rights Plan.  Thereafter, the Rights Plan must be reconfirmed at every third annual meeting of Shareholders of the Corporation.  If the Rights Plan is not approved at such meetings of Shareholders, the Rights Plan and all outstanding Rights will terminate and be void and of no further force and effect provided that termination shall not occur if a Flip-in Event has occurred prior to Shareholder confirmation.

INCORPORATION BY REFERENCE

The disclosure prescribed by Items 8, 9, 10, 11 and 13 of National Instrument 51-102F5, Continuous Disclosure Obligations is incorporated by reference from the Management Information Circular of the Corporation dated March 21, 2007 which is available on www.sedar.com or upon request and free of charge from the Corporation.

AUDITORS

Deloitte & Touche LLP are the auditors of the Corporation and were appointed at the last Annual Meeting of the Corporation held on May 7, 2007.  Deloitte & Touche LLP were initially appointed as auditors of the Corporation in 1992.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Financial information concerning the Corporation is contained in its comparative financial statements and Management's Discussion and Analysis for the year ended December 31, 2006 and can be found at www.sedar.com. Additional information concerning the Corporation, including the most recent Annual Information Form and Management Information Circular dated March 21, 2007 filed with the provincial securities commissions in Canada, can also be found at www.sedar.com.

The Corporation will provide to any person or company, upon request to the Vice President, Finance of the Corporation, one copy of the following documents:

1.
the Corporation's most recent Annual Information Form, together with any document, or the pertinent pages of any document, incorporated therein by reference, filed with the applicable securities regulatory authorities;

2.
the comparative financial statements of the Corporation filed with the applicable securities regulatory authorities for the Corporation and the Corporation's most recently completed fiscal period in respect of which such financial statements have been issued, together with the report of the Auditors thereon, Management's Discussion and Analysis and any interim financial statements of the Corporation filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements; and

3.
the Management Information Circular of the Corporation dated March 21, 2007 filed with the applicable securities regulatory authorities in respect of the most recent annual meeting of Shareholders of the Corporation which involved the election of Directors.

Copies of the above documents will be provided, upon request to the Vice President, Finance of the Corporation, free of charge to security holders of the Corporation. The Corporation may require the payment of a reasonable charge by any person or company who is not a security holder of the Corporation, and who requests a copy of such document. These documents are also available electronically through the internet site maintained on behalf of the Canadian Securities Administrators, www.sedar.com.

APPROVAL OF THIS MANAGEMENT PROXY CIRCULAR

The contents and the sending of this Circular have been approved by the Directors of the Corporation.

/s/ Thomas W. Beattie

Thomas W. Beattie
Vice President, Corporate Affairs
On behalf of the Directors